Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended March 31,
	2008	2007
Earnings:
Pre-tax earnings	$178,430	$204,295

Fixed charges	33,604	33,783

Earnings before fixed charges	$212,034	$238,078

Fixed charges:
Interest expense*	16,046	17,140

Amortization of bond issue costs	126	117

Interest credited for deposit products	16,976	16,082

Estimated interest factor of rental expense	456	444

Total fixed charges	$33,604	$33,783

Ratio of earnings to fixed charges	6.3	7.0

Rental expense	$1,383	$1,345

Estimated interest factor of rental expense (33%)	$456	$444

*	There was no interest capitalized in any period indicated.